Exhibit 21.1
Construction Partners, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation
C.W. Roberts Contracting, Incorporated*	Florida
King Asphalt, Inc.	South Carolina
FSC II, LLC**	North Carolina
The Scruggs Company	Georgia
Wiregrass Construction Company, Inc.	Alabama
Ferebee Corporation	North Carolina
Ferebee Asphalt Corporation	North Carolina
Construction Partners Risk Management, Inc.	Alabama
*C.W. Roberts Contracting, Incorporated conducts business under the trade name “CWR Contracting.”
**FSC II, LLC conducts business under the trade name “Fred Smith Company.”